Tempo Offices, Unit B2,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 9445 1006

Fax: + 618 9204 2383

Email: invest@missionnewenergy.com

Mission NewEnergy Limited to be Suspended from Trading on Nasdaq

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT) today announced that Mission received a letter from the Nasdaq panel informing the company that its securities will be suspended from trading on the Nasdaq effective at the open of trading on Friday May 4, 2012 United States Eastern Standard time. The Nasdaq intends to commence the formal process to delist the Company’s securities from the Nasdaq exchange. All holders of Mission securities including NASDAQ:MNEL, are eligible to move their shares to the Australian registry and trade their shares on the Australian Stock Exchange, where Mission ordinary shares trade under the code MBT.

- Announcement Ends –

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and a Jatropha plantation company and is moving downstream into palm oil processing.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

   James Garton

   Phone: + 1 (210) 841-5741

   james@missionnewenergy.com